UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ENPHASE ENERGY, INC.
(Exact name of registrant as specified in its charter)
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Delaware	001-35480	20-4645388
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

47281 Bayside Parkway
Fremont, CA 94538
(Address of principal executive offices, including zip code)
Lisan Hung
Senior Vice President, General Counsel and Corporate Secretary
(707) 774-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

 ☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Enphase Energy, Inc. (the “Company”) has evaluated its current products and has determined that certain products it contracts to manufacture contain conflict minerals originating in the Democratic Republic of the Congo or adjoining countries. As a result, the Company has prepared and is filing with this Form SD, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 to the Specialized Disclosure Report and is publicly available on the Company’s corporate website at https://investor.enphase.com/sec-filings.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2025	ENPHASE ENERGY, INC.
	By:	/s/ Lisan Hung
Lisan Hung
Senior Vice President, General Counsel and Corporate Secretary